UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2026

Commission File Number: 001-40010

Pharvaris N.V.

(Translation of registrant’s name into English)

Emmy Noetherweg 2

2333 BK Leiden

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

PHARVARIS N.V.

On May 8, 2026, Pharvaris N.V. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Morgan Stanley & Co. LLC and Leerink Partners LLC as representatives of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to issue and sell 4,455,863 ordinary shares, nominal value €0.12 per share (which include the exercise in full by the Underwriters of their option to purchase up to an additional 581,199 ordinary shares) (the “Shares”) in an underwritten offering (the “Offering”). The Offering closed on May 11, 2026.

The Shares were sold in the Offering at the public offering price of $29.68 per share.

The Offering was made pursuant to the Company’s effective registration statement on Form F-3ASR (Registration No. 333-278650), which was previously filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) and became effective automatically upon filing.

The net proceeds from the Offering, after deducting the underwriting discounts and commissions, are expected to be approximately $124 million. The Company currently intends to use the net proceeds from the offering primarily to fund research and development expenses for its late-stage clinical programs, the expansion of a sales and marketing team in the U.S. and related commercialization expenses, as well as for working capital and general corporate purposes.

The description of the Underwriting Agreement contained herein is qualified in its entirety by the text of the Underwriting Agreement filed as Exhibit 1.1 to this Current Report on Form 6-K and incorporated herein by reference.

A copy of the opinion of NautaDutilh N.V. relating to the validity of the Shares issued in the Offering is filed herewith as Exhibit 5.1.

The Company hereby incorporates by reference the information contained in the body of this Report on Form 6-K into the Company’s Registration Statement on Form F-3ASR (File No. 333-278650), the Company’s Registration Statement on Form F-3 (File No. 333-273757), the Company’s Registration Statement on Form F-3ASR (File No. 333-277705 and the Company’s Registration Statement on Form S-8 (File No. 333-252897). This report on Form 6-K (including the exhibits filed herewith) is incorporated by reference into the Company’s Registration Statement on Form F-3ASR (File No. 333-278650).

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement, dated May 8, 2026, among Pharvaris N.V., Morgan Stanley & Co. LLC, Leerink Partners LLC, Cantor Fitzgerald & Co. and Wells Fargo Securities, LLC as underwriters.

5.1	Opinion of NautaDutilh N.V.

23.1	Consent of NautaDutilh N.V. (contained in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHARVARIS N.V.

Dated: May 11, 2026	By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Executive Officer